UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2009
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31,
	2009	2008
	$	$

VOYAGE REVENUES (note 10)	75,673	76,305

OPERATING EXPENSES (note 10)
Voyage expenses	518	408
Vessel operating expenses	18,741	18,407
Depreciation and amortization	19,326	18,790
General and administrative	3,555	4,455
Restructuring charge (note 16)	1,951	—

Total operating expenses	44,091	42,060

Income from vessel operations	31,582	34,245

OTHER ITEMS
Interest expense (notes 5 and 8)	(17,119)	(37,215)
Interest income	3,975	16,072
Realized and unrealized loss on derivative instruments (note 11)	(16,236)	(44,296)
Foreign currency exchange gain (loss) (note 8)	20,428	(33,891)
Equity income (loss)	3,873	(64)
Other income (loss) — net (note 9)	169	(81)

Total other items	(4,910)	(99,475)

Net income (loss)	26,672	(65,230)

Non-controlling interest in net income (loss)	4,691	(23,006)
Dropdown Predecessor’s interest in net income	—	894
General Partner’s interest in net income (loss)	1,477	(862)
Limited partners’ interest: (note 14)
Net income (loss)	20,504	(42,256)
Net income (loss) per:
• Common unit (basic and diluted)	0.48	(1.08)
• Subordinated unit (basic and diluted)	0.41	(1.25)
• Total unit (basic and diluted)	0.46	(1.15)
Weighted-average number of units outstanding:
• Common units (basic and diluted)	33,382,764	22,540,547
• Subordinated units (basic and diluted)	11,050,929	14,734,572
• Total units (basic and diluted)	44,433,693	37,275,119
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2009	2008
	$	$
ASSETS
Current
Cash and cash equivalents	200,960	117,641
Restricted cash — current (note 5)	28,671	28,384
Accounts receivable	8,411	5,793
Prepaid expenses	6,304	5,329
Other current assets	1,633	7,266
Current portion of derivative assets (notes 2 and 11)	13,962	13,078
Current portion of net investment in direct financing lease (note 5)	5,547	—
Advances to affiliates (note 10h)	9,980	9,583

Total current assets	275,468	187,074

Restricted cash — long-term (note 5)	603,544	614,565

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $129,646 (2008 — $121,233)	1,068,661	1,078,526
Vessels under capital leases, at cost, less accumulated depreciation of $114,980 (2008 — $106,975) (note 5)	920,875	928,795
Advances on newbuilding contracts (note 12)	54,871	200,557

Total vessels and equipment	2,044,407	2,207,878

Investment in and advances to joint venture (note 10f)	68,167	64,382
Net investment in direct financing lease (note 5)	198,745	—
Other assets	26,300	27,266
Derivative assets (notes 2 and 11)	107,356	154,248
Intangible assets — net (note 6)	139,522	141,805
Goodwill (note 6)	35,631	35,631

Total assets	3,499,140	3,432,849

LIABILITIES AND EQUITY
Current
Accounts payable (note 10a)	12,311	10,838
Accrued liabilities (note 10a)	24,578	24,071
Unearned revenue	9,704	9,705
Current portion of long-term debt (note 8)	56,276	76,801
Current obligations under capital lease (note 5)	145,890	147,616
Current portion of derivative liabilities (notes 2 and 11)	41,898	35,182
Advances from joint venture partners (note 7)	1,236	1,236
Advances from affiliates (note 10h)	92,668	73,064

Total current liabilities	384,561	378,513

Long-term debt (note 8)	1,333,865	1,305,810
Long-term obligations under capital lease (note 5)	663,872	669,725
Other long-term liabilities (note 5)	56,591	44,668
Derivative liabilities (notes 2 and 11)	183,031	225,420

Total liabilities	2,621,920	2,624,136

Commitments and contingencies (notes 5, 11 and 12)

Equity
Non-controlling interest	7,553	2,862
Partners’ equity	869,667	805,851

Total equity	877,220	808,713

Total liabilities and total equity	3,499,140	3,432,849

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2009	2008
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	26,672	(65,230)
Non-cash items:
Unrealized loss on derivative instruments (note 11)	10,336	43,792
Depreciation and amortization	19,326	18,790
Foreign currency exchange (gain) loss	(20,620)	33,781
Equity based compensation	92	88
Equity (income) loss	(3,873)	64
Accrued interest and other — net	2,515	1,880
Change in non-cash working capital items related to operating activities	17,481	2,363

Net operating cash flow	51,929	35,528

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	85,695	78,642
Debt issuance costs	—	(1,083)
Scheduled repayments of long-term debt	(31,897)	(9,154)
Prepayments of long-term debt	(25,000)	—
Scheduled repayments of capital lease obligations and other long term liabilities	(2,347)	(2,241)
Proceeds from follow-on public offering	68,532	—
Advances to and from affiliates	21,339	(2,069)
Repayment of advances from affiliates	—	578
Decrease in restricted cash	628	942
Cash distributions paid	(26,789)	(20,552)
Equity distribution from Teekay Corporation (note 13)	—	3,281

Net financing cash flow	90,161	48,344

INVESTING ACTIVITIES
Receipts from direct financing lease	1,341	—
Advances to joint venture	(1,210)	(3,085)
Expenditures for vessels and equipment	(58,902)	(78,085)

Net investing cash flow	(58,771)	(81,170)

Increase in cash and cash equivalents	83,319	2,702
Cash and cash equivalents, beginning of the period	117,641	91,891

Cash and cash equivalents, end of the period	200,960	94,593

Supplemental cash flow information (note 13)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	TOTAL EQUITY
	Partners’ Equity					Non-
					General	controlling
	Common		Subordinated		Partner	Interest	Total
	Units	$	Units	$	$	$	$
Balance as at December 31, 2008	33,338	634,212	11,051	134,291	37,348	2,862	808,713
Net income and comprehensive income	—	15,965	—	4,539	1,477	4,691	26,672
Cash distributions	—	(19,003)	—	(6,299)	(1,487)	—	(26,789)
Proceeds from follow-on public offering of units, net of offering costs of $3.3 million (note 3)	4,000	67,095	—	—	1,437	—	68,532
Equity based compensation	—	63	—	27	2	—	92

Balance as at March 31, 2009	37,338	698,332	11,051	132,558	38,777	7,553	877,220

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described below, and variable interest entities for which the Partnership is the primary beneficiary (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2008. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, the Partnership accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141, Business Combinations, for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation.
On April 1, 2008, the Partnership acquired interests in two liquefied natural gas (or LNG) vessels (the Kenai LNG Carriers) from Teekay Corporation and immediately chartered the vessels back to Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s statement of income and cash flows for the three months ended March 31, 2008 reflect these two vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. The Kenai LNG Carriers began operations under the ownership of Teekay Corporation on December 13 and 14, 2007. The effect of adjusting the Partnership’s financial statements to account for this common control exchange increased the Partnership’s net income by $0.9 million for the three months ended March 31, 2008.
The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, if the Dropdown Predecessor was capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
Adoption of New Accounting Pronouncements
In December 2007, the Financial Accounting Standards Board (or FASB) issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141 (R)). SFAS No. 141 (R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, SFAS No. 141 (R) requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership’s adoption of SFAS No. 141(R) prospectively in January 2009 did not have a material impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin (or ARB) 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. This statement provides that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. SFAS No. 160 states that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). The statement provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. On January 1, 2009, the Partnership adopted SFAS No. 160 prospectively. The Partnership has applied the presentation and disclosure provisions of SFAS No. 160 to its consolidated financial statements retrospectively.
The consolidated net income attributable to the partners would be different in the three months ended March 31, 2009 had the previous requirements in paragraph 15 of ARB 51 continued to have been applied rather than SFAS 160. Under paragraph 15, losses attributable to the non-controlling interest that exceed its equity capital are charged against the majority interest, as there is no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should be credited to the extent of such losses previously absorbed. Pro forma consolidated net income attributed to non-controlling interest and to the partners and pro forma earnings per unit had ARB 51 been applied are as follows:

Three Months Ended
March 31, 2009
$

Net income	26,672

Pro forma non-controlling interest in net income	(2,862)
Pro forma partners’ interest in net income	29,534

Pro forma net income per unit:
Common unit (basic and diluted)	0.64
Subordinated unit (basic and diluted)	0.58
Total unit (basic and diluted)	0.63
In February 2008, the FASB issued FASB Staff Position (FSP 157-2) which delayed the effective date of SFAS No. 157, Fair Value Measurements, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, non-financial assets and non-financial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The Partnership’s adoption of the provisions of SFAS No. 157 related to those items covered by FSP 157-2 from January 1, 2009 did not have a material impact on the Partnership’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133 (SFAS No. 161), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures, but does not change the scope or accounting of SFAS No. 133. SFAS No. 161 also amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to clarify that derivative instruments are subject to the concentration-of-credit-risk disclosures of SFAS No. 107. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. On January 1, 2009, the Partnership adopted the provisions of SFAS No. 161. See Note 11 of the notes to the unaudited consolidated financial statements.
In March 2008, the FASB issued its final consensus on the Emerging Issues Task Force (or EITF) Issue 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships. This issue may impact a publicly traded master limited partnership (or MLP) that distributes “available cash”, as defined in the respective partnership agreements, to limited partners, the general partner, and the holders of incentive distribution rights (or IDRs). This issue addresses earnings-per-unit (or EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This guidance in Issue 07-4 is effective for the Partnership for the fiscal year beginning January 1, 2009 and is applied retrospectively to all periods presented. On January 1, 2009, the Partnership adopted the provisions of Issue 07-4. See Note 14 of the notes to the unaudited consolidated financial statements.
In April 2008, FASB issued FASB Staff Position No. 142-3 (FSP No. 142-3), Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP is effective for the Partnership for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Partnership’s adoption of FSP 142-3 in January 2009 did not have a material impact on the Partnership’s consolidated financial statements.
The Partnership also adopted EITF Issue 08-06 (EITF 08-06), Equity Method Investment Accounting Considerations. This Issue addresses the impact that SFAS 141 (R) and SFAS 160 might have on the accounting for equity method investments, including accounting for changes in value and changes in ownership levels. The adoption of EITF 08-06 did not have a material impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
2.	Fair Value Measurements
Effective January 1, 2008, the Partnership adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following table presents the Partnership’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	March 31, 2009
	Asset / (Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreements — assets (1)	125,030	—	125,030	—
Interest rate swap agreements — liabilities (1)	(219,249)	—	(219,249)	—
Other derivatives (2)	(12,877)	—	—	(12,877)

	(107,096)	—	(94,219)	(12,877)

(1)
The fair value of the Partnership’s interest rate swap agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near term. The Partnership’s interest rate swap agreement includes $3.5 million of accrued interest which is recorded in accrued liabilities on the consolidated balance sheets.

(2)
The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 10j). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of Partnership’s projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates.

Changes in fair value during the three months ended March 31, 2009 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2008	(17,955)
Total unrealized gains	5,078

Fair value at March 31, 2009	(12,877)

The Partnership has determined that there are no non-financial assets or non-financial liabilities carried at fair value at March 31, 2009.
3.	Public Offering
On March 30, 2009, the Partnership completed a follow-on public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the offering, the Partnership raised gross equity proceeds of $71.8 million (including the General Partner’s 2% proportionate capital contribution). Subsequent to March 31, 2009, the Partnership used the total net proceeds from the equity offerings of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
4.	Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG carriers and a LPG carrier subject to long-term, fixed-rate time charters to international energy companies. As at March 31, 2009, the Partnership’s liquefied gas segment consisted of fifteen LNG carriers (including the four LNG carriers which are accounted for under the equity method and two LNG carriers held by a variable interest entity in which the partnership is the primary beneficiary) and one LPG carrier. The Partnership’s Suezmax tanker segment consists of eight 100%-owned Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2008. On April 2, 2009 the Partnership acquired an additional LPG carrier (see Note 12b).
The following tables include results for these segments for the years presented in these financial statements.

	Three Months Ended March 31,
	2009			2008
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	57,582	18,091	75,673	56,132	20,173	76,305

Voyage expenses	292	226	518	150	258	408
Vessel operating expenses	12,589	6,152	18,741	11,769	6,638	18,407
Depreciation and amortization	14,478	4,848	19,326	14,196	4,594	18,790
General and administrative (1)	2,134	1,421	3,555	2,462	1,993	4,455
Restructuring charge	867	1,084	1,951	—	—	—

Income from vessel operations	27,222	4,360	31,582	27,555	6,690	34,245

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31,	December 31,
	2009	2008
	$	$

Total assets of the liquefied gas segment	2,890,616	2,900,689
Total assets of the Suezmax tanker segment	391,216	396,131
Cash and cash equivalents	200,960	117,641
Accounts receivable, prepaid expenses and other current assets	16,348	18,388

Consolidated total assets	3,499,140	3,432,849

5.	Leases and Restricted Cash
Capital Lease Obligations
RasGas II LNG Carriers. As at March 31, 2009, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. During 2008 the Partnership has agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for its three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease with a carrying value of $8.0 million as at March 31, 2009. The Partnership’s carrying amount of the remaining tax indemnification guarantee is $9.4 million. Both amounts are included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification would be for a total 36 years, which is the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred. There is no maximum potential amount of future payments however, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at March 31, 2009, the commitments under these capital leases approximated $1,067.1 million, including imputed interest of $597.5 million, repayable as follows:

Year	Commitment
2009	$18.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million
Spanish-Flagged LNG Carrier. As at March 31, 2009, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at March 31, 2009, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($155.6 million), including imputed interest of 13.2 million Euros ($17.5 million), repayable as follows:

Year	Commitment
2009	25.7 million Euros ($34.0 million)
2010	26.9 million Euros ($35.7 million)
2011	64.8 million Euros ($85.9 million)
Suezmax Tankers. As at March 31, 2009, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at March 31, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $220.7 million, including imputed interest of $18.6 million, repayable as follows:

Year	Commitment
2009	$128.3 million
2010	$8.4 million
2011	$84.0 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Operating Lease Obligations
Teekay Tangguh Joint Venture. Teekay Tangguh Holdings Corporation (or Teekay Tangguh) owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture) and is considered a variable interest entity for the Partnership (see Notes 8 and 10e).
As at March 31, 2009, the Teekay Tangguh Joint Venture was a party to an operating lease whereby it is the lessor and is leasing its LNG carriers (or the Tangguh LNG Carriers) upon delivery to a third party company (or Head Lease). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company upon delivery to the charterers (or Sublease). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Sublease are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification is $11.1 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification would be for a total of 26 years, which is the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred. There is no maximum potential amount of future payments however, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. Both the Head Lease and the Sublease have 20 year terms and are classified as operating leases. The Tangguh LNG Carriers delivered in November 2008 and March 2009, respectively and were delivered to the charterers in December 2008 and May 2009, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at March 31, 2009, the total future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Rental Receipts	Rental Payments
2009	$18,143	$16,657
2010	$28,892	$25,076
2011	$28,875	$25,076
2012	$28,860	$25,076
2013	$28,843	$25,076
Thereafter	$332,563	$382,531
Restricted Cash
Under the terms of the capital leases for the RasGas II LNG Carriers and Spanish-flagged LNG carrier described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8). The interest rates earned on the deposits approximate the interest rates implicit in the leases.
As at March 31, 2009 and December 31, 2008, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $482.7 million and $487.4 million, respectively. As at March 31, 2009 and December 31, 2008, the weighted-average interest rates earned on the deposits were 1.2% and 4.8%, respectively.
As at March 31, 2009 and December 31, 2008, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 106.0 million Euros ($140.4 million) and 104.7 million Euros ($146.2 million), respectively. As at March 31, 2009 and December 31, 2008, the weighted-average interest rates earned on these deposits were 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $9.1 million and $9.3 million as at March 31, 2009 and December 31, 2008, respectively.
Net Investment in Direct Financing Lease
The first of the two Tangguh LNG Carriers commenced its time-charter with The Tangguh Production Sharing Contractors in January 2009. This time charter is accounted for as a direct financing lease with a 20 year term and the following lists the components of the net investment in direct financing lease:

	March 31,	December 31,
	2009	2008
	$	$

Total minimum lease payments to be received	380,645	—
Estimated residual value of leased property (unguaranteed)	94,373	—
Initial direct costs	317	—
Less: Unearned income	(271,043)	—

Net investment in direct financing lease	204,292	—

As at March 31, 2009, minimum lease payments to be received by the Partnership in each of the next five succeeding fiscal years are approximately $14.4 million (2009), $19.3 million (2010), $19.3 million (2011), $19.3 million (2012) and $19.3 million (2013). The lease will end in 2029.
6.	Intangible Assets and Goodwill
As at March 31, 2009 and December 31, 2008, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.
The carrying amount of intangible assets as at March 31, 2009 and December 31, 2008 for the Partnership’s reportable segments is as follows:

	March 31,	December 31,
	2009	2008
	$	$

Gross carrying amount	182,552	182,552
Accumulated amortization	(43,030)	(40,747)

Net carrying amount	139,522	141,805

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Amortization expense of intangible assets for the three months ended March 31, 2009 and 2008 was $2.3 million.
The carrying amount of goodwill as at March 31, 2009 and December 31, 2008 for the Partnership’s liquefied gas segment is $35.6 million.
7.	Advances from Joint Venture Partners

	March 31,	December 31,
	2009	2008
	$	$

Advances from BLT LNG Tangguh Corporation (See Note 10e)	1,179	1,179
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	57	57

	1,236	1,236

Advances from joint venture partners are non-interest bearing and unsecured. The Partnership did not incur interest expense from the advances during the three months ended March 31, 2009 and 2008.
8.	Long-Term Debt

	March 31,	December 31,
	2009	2008
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	218,000	215,000
U.S. Dollar-denominated Term Loans due through 2019	415,289	421,517
U.S. Dollar-denominated Term Loans due through 2021 (1)	349,287	314,606
U.S. Dollar-denominated Unsecured Loan (1)	1,144	1,144
U.S. Dollar-denominated Unsecured Demand Loan	16,387	16,200
Euro-denominated Term Loans due through 2023	390,034	414,144

Total	1,390,141	1,382,611
Less current portion	37,133	37,355
Less current portion (variable interest entity) (1)	19,143	39,446

Total	1,333,865	1,305,810

(1)
As at March 31, 2009, long-term debt related to the Teekay Tangguh Joint Venture was $350.4 million (December 31, 2008 — $315.6 million). Teekay Tangguh Holdings Corporation, a variable interest entity whereby the Partnership is the primary beneficiary, owns 70% of the Teekay Tangguh Joint Venture.

As at March 31, 2009, the Partnership had three long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $584.3 million, of which $366.3 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $26.1 million (2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013) and $427.8 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2009, totaled $415.3 million, of which $247.1 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.
Teekay Tangguh owns a 70% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture owns the Tangguh LNG Carriers and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 10e and 12a). Interest payments on the loan are based on LIBOR plus margins. At March 31, 2009, the loan totalled $349.3 million and the margins ranged between 0.30% and 0.625%. Following delivery of the vessels, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by Teekay Corporation. When the Partnership acquires Teekay Corporation’s ownership interest in the Teekay Tangguh Joint Venture, the rights and obligations of Teekay Corporation under the guarantee may, upon the fulfillment of certain conditions, be transferred to the Partnership (see Note 12c).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at March 31, 2009, totaled $16.4 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which, as at March 31, 2009 totaled 294.4 million Euros ($390.0 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 5). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2009 and December 31, 2008 was 2.4% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At March 31, 2009, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.8%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange gains (losses) of $20.4 million and ($33.9) million for the three months ended March 31, 2009 and 2008, respectively.
The aggregate annual long-term debt principal repayments required for periods subsequent to March 31, 2009 are $47.1 million (2009), $70.8 million (2010), $271.2 million (2011), $67.6 million (2012), $68.1 million (2013) and $865.3 million (thereafter).
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities.
9.	Other Income (Loss) — Net

	Three Months Ended March 31,
	2009	2008
	$	$
Income tax recovery (expense)	250	(80)
Miscellaneous	(81)	(1)

Other income (loss) — net	169	(81)

10.	Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, crew training, advisory, technical and strategic consulting services. During the three months ended March 31, 2009 and 2008, the Partnership incurred $2.5 million and $2.1 million, respectively, of these costs for these services. In addition, as a component of the services agreement, the Teekay Corporation subsidiaries provide us with all usual and customary crew management services in respect of our vessels. For the three months ended March 31, 2009 and 2008 we incurred $6.2 million and $3.2 million, respectively, for crewing and manning costs, of which $4.1 million is payable to the subsidiaries of Teekay Corporation as at March 31, 2009 and is included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets.
On March 31, 2009, a subsidiary of Teekay Corporation paid $3.0 million to the Partnership for the right to provide certain ship management services to certain of the Partnership’s vessels.
During the three months ended March 31, 2008, $0.5 million of general and administrative expenses attributable to the operations of the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
During the three months ended March 31, 2008, $3.1 million of interest expense attributable to the operations of the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During the three months ended March 31, 2009 and 2008, the Partnership incurred $0.1 million and $0.2 million, respectively, of these costs.
c) The Partnership is a party to an agreement with certain of Teekay Corporation pursuant to which Teekay Corporation provides the Partnership with off-hire insurance for certain of its LNG carriers. During the three months ended March 31, 2009 and 2008, the Partnership incurred $0.5 million and $0.4 million of these costs. The Partnership did not renew its off-hire insurance with Teekay Corporation that was expiring during the second quarter of 2009.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
d) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
e) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two newbuilding Tangguh LNG Carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The purchase originally was to be completed on or before the deliveries of both newbuildings to the charterers, which occurred in November 2008 and March 2009, respectively. However, the purchase has been delayed in order to determine a satisfactory ownership structure for the transaction (see Note 12c). The estimated purchase price (net of assumed debt) for Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture would be approximately $70 million. The customer under the charters for the Tangguh LNG Carriers will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation contracted to construct the two double-hull Tangguh LNG Carriers of 155,000 cubic meters each at a total estimated delivered cost of approximately $404.3 million, excluding capitalized interest, of which the Partnership is responsible for 70%. When the Partnership acquires Teekay Corporation’s interest in this project, the Partnership will have operational responsibility for the vessels. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
During 2008, the Teekay Tangguh Joint Venture repaid $28.0 million of its contributed capital to its joint venture partners, Teekay Corporation and BLT LNG Tangguh Corporation.
f) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 100% interest in Teekay Nakilat III Holdings Corporation (or Teekay Nakilat (III)) which in turn owns 40% of the RasGas 3 Joint Venture. RasGas 3 Joint Venture owns the four RasGas 3 LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service the expansion of a LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The delivered cost of the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each was approximately $1.0 billion, excluding capitalized interest, of which the Partnership was responsible for 40% upon its acquisition of Teekay Corporation’s interest in the joint venture. The four vessels delivered between May and July 2008.
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. The purchase price (net of assumed debt) of $110.2 million has been paid by the Partnership. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3). The Partnership has operational responsibility for the vessels in this project, although QGTC 3 may assume operational responsibility beginning 10 years following delivery of the vessels.
On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated the RasGas 3 term loan along with the related accrued interest of $871.3 million and deferred debt issuance costs of $4.1 million to the RasGas 3 Joint Venture. As a result of this transaction the Partnership’s long-term debt and accrued liabilities have decreased by $871.3 million and other assets decreased by $4.1 million. This transaction was offset by a decrease in the Partnership’s advances to the RasGas 3 Joint Venture. Also on December 31, 2008, Teekay Nakilat (III) and QGTC 3 novated their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements.
g) In April 2008, the Partnership acquired the two 1993-built Kenai LNG Carriers from Teekay Corporation for $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities. The Partnership chartered the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). During the three months ended March 31, 2009, the Partnership recognized revenues of $10.0 million from these charters.
h) As at March 31, 2009, non-interest bearing advances to affiliates totaled $10.0 million (December 31, 2008 — $9.6 million) and non-interest bearing advances from affiliates totaled $92.7 million (December 31, 2008 — $73.1 million). These advances are unsecured and have no fixed repayment terms.
i) In July 28, 2008, Teekay Corporation signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene from subsidiaries of I.M. Skaugen ASA (or Skaugen). The Partnership agreed to acquire these vessels from Teekay Corporation upon delivery. The vessels are expected to deliver in the second half of 2010 for a total cost of approximately $94 million. Each vessel will then commence service under 15-year fixed-rate charters to Skaugen.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
j) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 17 years, although the charterer has the right to terminate the time charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation is incurred or recognized at the end of the year.
11.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
At March 31, 2009, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract was $12.9 million. Realized and unrealized gains (losses) relating to this agreement have been reflected in realized and unrealized loss on derivative instruments in the Partnership’s statements of income (loss). Unrealized mark-to-market gains (losses) related to this agreement were $5.1 million and ($2.7) million for the three months ended March 31, 2009 and 2008, respectively. The unrealized loss of $2.7 million relating to this agreement for the three months ended March 31, 2008 was reclassified from voyage revenues to realized and unrealized loss on derivative instruments for comparative purposes.
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not, for accounting purposes, designated its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits. The unrealized net gain or loss on the Partnership’s interest rate swaps has been reported as realized and unrealized loss on derivative instruments in the consolidated statements of income (loss). Realized losses related to interest rate swaps were $5.9 million and $0.5 million for the three months ended March 31, 2009 and 2008, respectively. Unrealized losses related to interest rate swaps were $15.4 million and $41.1 million for the three months ended March 31, 2009 and 2008, respectively. The realized and unrealized gain (loss) of ($41.6) million relating to interest rate swaps for the three months ended March 31, 2008 was reclassified from interest expense — ($68.3) million and interest income — $26.7 million to realized and unrealized loss on derivative instruments for comparative purposes.
As at March 31, 2009, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
	Interest	Principal	of Asset	Remaining	Interest
	Rate	Amount	(Liability)(5)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	472,179	(90,318)	27.8	4.9
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	224,906	(55,531)	10.0	6.2
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	350,000	(61,022)	16.3	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	476,192	125,030	27.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	390,033	(12,378)	15.2	3.8

		1,913,310	(94,219)

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at March 31, 2009, ranged from 0.3% to 0.8% (see Note 8).

(2)	Principal amount reduces quarterly.

(3)	Interest rate swaps held in Teekay Tangguh, a variable interest entity of which the Partnership is the primary beneficiary (see Note 10e).

(4)	Principal amount reduces monthly to 70.1 million Euros ($92.9 million) by the maturity dates of the swap agreements.

(5)	The fair value of the Partnership’s interest rate swap agreements includes $3.5 million of accrued interest which is recorded in accrued liabilities on the consolidated balance sheets.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
12.	Commitments and Contingencies
a) In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE.
The Partnership consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities became VIEs and the Partnership became their primary beneficiary on that date upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in these entities (see Notes 10e and 10f). The Partnership has also consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008 (see Note 10i). Upon the Partnership’s acquisition of Teekay Nakilat (III) on May 6, 2008, Teekay Nakilat (III) is no longer a VIE. The assets and liabilities of Teekay Tangguh and the Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control.
The following table summarizes the combined balance sheets of Teekay Tangguh and the Skaugen Multigas Carriers as at March 31, 2009 and December 31, 2008:

	March 31,	December 31,
	2009	2008
	$	$
ASSETS
Cash and cash equivalents	44,739	22,939
Other current assets	2,705	6,140
Current portion of net investment in direct financing lease	5,547	—
Vessels and equipment
At cost, less accumulated depreciation of $270 (2008 — $620)	207,749	208,841
Advances on newbuilding contracts	54,871	200,557

Total vessels and equipment	262,620	409,398

Net investment in direct financing lease	198,745	—
Other assets	7,013	7,449

Total assets	521,369	445,926

LIABILITIES AND EQUITY
Accounts payable	910	60
Accrued liabilities and other current liabilities (1)	—	26,495
Accrued liabilities and other current liabilities	38,033	24,135
Advances from affiliates and joint venture partner	71,730	50,391
Long-term debt (1)	—	113,611
Long-term debt	331,288	162,693
Other long-term liabilities	87,310	85,551

Total liabilities	529,271	462,936
Total equity	(7,902)	(17,010)

Total liabilities and total equity	521,369	445,926

(1)	As at March 31, 2009, long-term debt related to newbuilding vessels to be delivered was $nil (December 31, 2008 — $140.1 million).
The Partnership’s maximum exposure to loss at March 31, 2009, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Skaugen Multigas Carriers, is limited to the purchase price of its interest in both entities, which is expected to be approximately $164 million.
b) In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from Skaugen, which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $33 million per vessel. The first vessel delivered in April 2009 and the remaining two are expected to deliver between 2009 and 2010. The Partnership will acquire the vessels upon their deliveries and will finance their acquisition through existing or incremental debt, surplus cash balances, proceeds from the issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed rates for a period of 15 years.
c) The Partnership is seeking to purchase Teekay Corporation’s interest in the Teekay Tangguh Joint Venture in 2009 using a tax efficient structure and subsequent to March 31, 2009, the Partnership received a favorable ruling from the Internal Revenue Service related to the type of structure the Partnership would use to hold its interest in this project. The Partnership expects to complete the purchase during the third quarter of 2009.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
13.	Supplemental Cash Flow Information
a) On January 4, 2009 one of the Tangguh LNG Carriers commenced its external time charter contract under a direct financing lease. During the three months ended March 31, 2009, the recognition of the net investment in direct financing lease for this vessel of $205.6 million was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.
b) Net change in parent’s equity in the Dropdown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor.
14.	Total Capital and Net Income (Loss) Per Unit
At March 31, 2009, of the Partnership’s total number of units outstanding, 47% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
On March 30, 2009 the Partnership completed a follow-on public offering of 4.0 million common units (see Note 3).
Limited Total Rights
Significant rights of the Partnership’s limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.
•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage Partnership’s activities.
•
The General Partner may be removed if such removal is approved by unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
Subsequent to March 31, 2009, if the Partnership meets the applicable financial tests in its partnership agreement, 3.7 million subordinated units will convert into an equal number of common units.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.65	75%	25%
Above $0.65	50%	50%
During the three months ended March 31, 2009 and March 31, 2008, cash available for distribution exceeded $0.4625 per unit and, consequently, the assumed distribution of net income (loss) resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income (loss) for the purposes of the net income (loss) per unit calculation.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and our General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Net Income (Loss) Per Unit
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.
As required by EITF Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income (loss) is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).
The General Partner’s interest in net income (loss) is calculated as if all net income (loss) for the period was distributed according to the terms of the partnership agreement, regardless of whether those earnings would or could be distributed.
The calculations of the basic and diluted earnings per unit are presented below.

	Three Months Ended March 31,
	2009	2008
	$	$
Net income (loss) attributable to the Partnership	21,981	(43,118)
Net income (loss) attributable to:
Common unit holders	15,965	(24,339)
Subordinated unit holders	4,539	(18,375)
General partner interests	1,477	(404)

Weighted average units outstanding (basic and diluted)
Common unit holders	33,382,764	22,540,547
Subordinated unit holders	11,050,929	14,734,572

Net income (loss) per unit (basic and diluted)
Common unit holders	0.48	(1.08)
Subordinated unit holders	0.41	(1.25)
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
15.	Other Information
a) In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011 upon deliveries of the vessels. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.
b) Teekay Corporation currently charters the Kenai LNG Carriers from the Partnership and then charters them out to a joint venture between Marathon Oil Corporation and ConocoPhillips. When this joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to LNG floating production, storage and offload units (or FLNG). If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, the Partnership would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to the Partnership, the Partnership has agreed that it will not be required to offer to the Partnership under other existing agreements any re-charter opportunity for the carriers and the Partnership will share in the profits of any future charter or FLNG project in excess of a specified rate of return for the project. The Partnership has granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from Teekay Corporation to the Marathon Oil Corporation/ConocoPhilips joint venture in March 2009, and the Partnership’s subsidiary, Arctic Spirit LLC and Teekay Corporation entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (or MLCI), giving MLCI the option to purchase one of the Kenai LNG Carriers, the Arctic Spirit, for conversion to a FLNG. Because the Partnership charters the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay the Partnership the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from the Partnership, the Partnership and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, the Partnership will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s FLNG conversion rights described above will continue. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to a FLNG proceeds, the Partnership and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the second Kenai LNG Carrier, the Polar Spirit, for a specified amount when it comes off charter.
16.	Restructuring Charge
During the three months ended March 31, 2009, the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation. The total estimated cost to be incurred in connection with this restructuring plan is approximately $3 million of which $2.0 million was incurred for the three months ended March 31, 2009. This restructuring plan is expected to be completed by the end of the year and the carrying amount of the liability as at March 31, 2009 is $0.4 million which is included as part of accrued liabilities in the Partnership’s consolidated balance sheets.
17.	Recent Accounting Pronouncements
In June 2009, FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. SFAS No. 168 identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS No. 167). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (SFAS No. 166). SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS No. 165). SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is for interim and annual reporting periods ending after June 15, 2009. The Partnership is evaluating the impact, if any, SFAS No. 165 will have on its consolidated financial statements.
In April 2009, the FASB issued FSP No. 107-1 and APB 28-1, which extends the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS No. 107) to interim financial statements of publicly-traded companies. Prior to FSP No. FAS 107-1 and APB 28-1, fair values for these assets and liabilities were only disclosed once a year. FSP No. FAS 107-1 and APB 28-1 requires that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in SFAS No. 107. FSP No. FAS 107-1 and APB 28-1 is effective prospectively for interim reporting periods ending after June 15, 2009. The Partnership is evaluating the impact, if any, FSP No. FAS 107-1 and APB 28-1 will have on its consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
18.	Subsequent Events
a) In May 2009, the Partnership declared a cash distribution of $0.57 per unit for the quarter ended March 31, 2009. The cash distribution was paid on May 15, 2009 to all unitholders of record on May 14, 2009.
b) In July 2009, the Partnership declared a cash distribution of $0.57 per unit for the quarter ended June 30, 2009. The cash distribution will be paid on August 14, 2009 to all unitholders of record on July 29, 2009.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2009
PART I — FINANCIAL INFORMATION
Item 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
Our primary goal is to increase our quarterly distributions to unitholders. During 2008, we increased distributions from $0.53 per unit for the first quarter of 2008 to $0.55 per unit effective for the second quarter of 2008 and to $0.57 per unit effective for the third quarter of 2008.
SIGNIFICANT DEVELOPMENTS IN 2009
Equity Offerings
On March 30, 2009, we completed a follow-on public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of this transaction, we raised gross equity proceeds of $71.8 million (including the General Partner’s proportionate capital contribution), and Teekay Corporation’s ownership of us was reduced from 57.7% to 53.0% (including its 2% percent General Partner interest). We used the total net proceeds from the offering of approximately $68.5 million to prepay amounts outstanding on two of our revolving credit facilities.
Purchase of Kenai LNG Carriers
In December 2007, Teekay Corporation acquired two 1993-built LNG carriers (or the Kenai LNG Carriers) from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan.
Teekay Corporation offered these vessels to us in accordance with existing agreements. On April 1, 2008, we acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately chartered the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). The charter rate is fixed, and does not provide Teekay Corporation with a profit over the net charter rate Teekay Corporation receives from the Marathon Oil Corporation/ConocoPhillips joint venture unless the joint venture exercises its option to extend the term in which case Teekay Corporation will recognize a profit. The charter rate also adjusts to account for changes in vessel operating expenses and drydocking costs.
Teekay Corporation and the Marathon Oil Corporation/ConocoPhillips joint venture have agreed that when the joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to LNG floating production storage and offload units (or FLNG). If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, we would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to us, we have agreed that it will not be required to offer to us under other existing agreements any re-charter opportunity for the carriers and we will share in the profits of any future charter or FLNG project in excess of a specified rate of return for the project. We have granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from Teekay Corporation to the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and our subsidiary Arctic Spirit LLC and Teekay Corporation have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (or MLCI), which gives MLCI the option to purchase the vessel for conversion to a FLNG. The agreement provides for a purchase price of $105 million if Teekay Corporation exercises its option to participate in the project, or $110 million if Teekay Corporation chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. Because we charter the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay us the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from us, we expect MLCI to convert the vessel to a FLNG (although it is not required to do so) and charter it under a long-term charter contract to a third party. We and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, we will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s floating unit conversion rights described above will continue. In June 2009, Teekay Corporation entered into a short-term time charter contract for the Arctic Spirit with Malaysia LNG Tiga Sdn Bhd.
Teekay Corporation will to continue to charter the other Kenai LNG Carrier, the Polar Spirit, to the joint venture until April 2010 and the joint venture has options to renew the charter for up to six more years. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, we and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.

Commencement of the Skaugen LPG Project
In December 2006, we agreed to acquire upon delivery three LPG carriers from subsidiaries of I.M. Skaugen ASA (or Skaugen), each of which has a purchase price of approximately $33 million. The first vessel delivered in April 2009 and the remaining two vessels are expected to be delivered by late 2009 and mid-2010. Upon delivery, the vessels will be chartered at fixed rates for 15 years to Skaugen.
Tangguh LNG Project
In November 2006, we agreed to acquire from Teekay Corporation its 70% interest in a joint venture owning two 155,000 cubic meter LNG carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The remaining 30% interest in the joint venture relating to this project (or the Teekay Tangguh Joint Venture) is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc.
The two LNG carriers were delivered to the Teekay Tangguh Joint Venture in November 2008 and March 2009, respectively and the related charter commenced in January 2009 and May 2009, respectively. We are seeking to purchase Teekay Corporation’s interest in the Teekay Tangguh Joint Venture in 2009 using a tax efficient structure and recently received a favorable ruling from the Internal Revenue Service (or IRS) related to the type of structure we would use to hold our interest in this project. We expect to complete the purchase during the third quarter of 2009.
OTHER SIGNIFICANT PROJECTS
Agreement to Purchase Skaugen Multigas Carriers
On July 28, 2008, Teekay Corporation signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene from Skaugen. We, in turn, agreed to acquire the vessels from Teekay upon delivery for a total cost of approximately $94 million. Both vessels are scheduled to be delivered in the second half of 2010. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. The Angola LNG Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. Descriptions of key terms and concepts are included in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 29, 2009.
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In April 2008, we acquired interests in the two Kenai LNG Carriers, the Arctic Spirit and the Polar Spirit, from Teekay Corporation. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our financial statements reflect these vessels and their results of operations of these two vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were December 13 and 14, 2007.

•
Our financial results reflect the consolidation of Teekay Tangguh, Teekay Nakilat (III), and the Skaugen Multigas Carriers prior to our purchase of interests in those entities. On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Holdings Corporation (or Teekay Tangguh), which owns a 70% interest in the Teekay Tangguh Joint Venture, and (b) its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The Teekay Tangguh Joint Venture owns two LNG carriers (or the Tangguh LNG Carriers) and related 20-year time charters. The RasGas 3 Joint Venture owns four LNG carriers (or the RasGas 3 LNG Carriers) and the related 25-year time charters. We have been required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, as this entity is a variable interest entity and we are its primary beneficiary; we likewise consolidated in our financial statements Teekay Nakilat (III) as a variable interest entity of which we were the primary beneficiary from November 1, 2006 until we purchased it on May 6, 2008. After this purchase, Teekay Nakilat (III) was no longer a variable interest entity and we now equity account for Teekay Nakilat (III)’s investment in the RasGas 3 Joint Venture in our consolidated financial statements. As described above, we expect to complete the acquisition of the Teekay Tangguh Joint Venture during the third quarter of 2009. On July 28, 2008, Teekay Corporation signed contracts for the purchase of two Skaugen Multigas Carriers from subsidiaries of Skaugen. We have agreed to acquire the companies that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. We have consolidated these ship-owning companies in our financial statements as variable interest entities as we are the primary beneficiary. Please read Item 1 — Financial Statements: Notes 10(e), 10(f), and 10(i) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.

Subsidiaries of the Teekay Tangguh Joint Venture entered into a U.K. tax lease in December 2007. Upon delivery of the vessels, subsidiaries of the Teekay Tangguh Joint Venture will lease the vessels to Everest Leasing Company Limited (“or Everest”) for a period of 20 years under a tax lease arrangement. Simultaneously, Everest will lease the vessels back to other subsidiaries of the Teekay Tangguh Joint Venture for a period of 20 years.
•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our results of operations. These changes may fluctuate significantly as interest rates and spot tanker rates fluctuate relating to our interest rate swaps and to the agreement we have with Teekay Corporation for the Toledo Spirit time-charter contract, respectively. The unrealized gains or losses relating to the change in fair value of our derivative instruments do not impact our cash flows.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, accounts payable, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. dollar relative mainly to the Euro and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities are unrealized foreign currency exchange gains or losses and do not impact our cash flows.

•
The size of our fleet will change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “— Liquefied Gas Segment” below for further details about certain prior and future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results at the end of each fiscal year may continue to be influenced, in part, by the variable component of the Teide Spirit charter.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2007 and 2008. We expect the trend of increasing crew compensation to continue during 2009, however to a lesser extent than has been experienced in recent years.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. During 2008 to 2009, our vessels were off-hire at various points of time due to scheduled and unscheduled maintenance. No vessels are scheduled for drydocking in 2009.

Liquefied Gas Segment
Our fleet includes fifteen LNG carriers (including the four RasGas 3 LNG Carriers, which are accounted for under the equity method, and the two Tangguh LNG Carriers which are held by Teekay Tangguh, a variable interest entity that we have not yet acquired from Teekay Corporation — please read Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations: Significant Developments in 2009) and two LPG carriers (including one LPG carrier acquired from Skaugen in April 2009). All of our LNG and LPG carriers operate under long-term, fixed-rate time charters. We expect our liquefied gas segment to increase due to the following:
•
We have agreed to acquire upon delivery two additional LPG carriers (or the Skaugen LPG Carriers) from Skaugen for approximately $33 million per vessel. The two vessels are currently under construction are scheduled to be delivered between by late 2009 and mid-2010. Please read Item 1 — Financial Statements: Note 12(b) — Commitments and Contingencies.

•
As discussed above, we agreed to acquire upon delivery the Skaugen Multigas Carriers from Teekay Corporation for a total cost of approximately $94 million. Both vessels are scheduled to deliver during the second half of 2010. Please read item 1 — Financial Statements: Note 10(i) — Related Party Transactions.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before delivery of the related four newbuilding LNG carriers. Please read Item 1 — Financial Statements: Note 15 — Other Information.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended March 31,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	57,582	56,132	2.6
Voyage expenses	292	150	94.7

Net voyage revenues	57,290	55,982	2.3
Vessel operating expenses	12,589	11,769	7.0
Depreciation and amortization	14,478	14,196	2.0
General and administrative (1)	2,134	2,462	(13.3)
Restructuring charge	867	—	100.0

Income from vessel operations	27,222	27,555	(1.2)

Operating Data:
Revenue Days (A)	972	904	7.5
Calendar-Ship-Days (B)	1,005	910	10.4
Utilization (A)/(B)	96.7%	99.3%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied gas segment’s operating results include twelve LNG/LPG carriers (not including the four RasGas 3 LNG Carriers delivered in 2008, which are accounted for under the equity method following their deliveries between May and July of 2008) and ten LNG/LPG carriers during the three-month periods ended March 31, 2009 and 2008, respectively. On April 1, 2008, we purchased from Teekay Corporation the two Kenai LNG Carriers, the Arctic Spirit and the Polar Spirit; however, as they are included as a Dropdown Predecessor, they have been included in our results as if they were acquired on December 13 and 14, 2007, respectively, when they began operations under the ownership of Teekay Corporation. During the first quarter of 2009, both Tangguh LNG Carriers were in operations. The Tangguh Hiri was delivered in November 2008 and its charter commend in January 2009. The Tangguh Sago delivered in March 2009 and its charter commenced in May 2009. As a result, our total calendar-ship-days increased by 10.4% to 1,005 days in the first quarter of 2009 from 910 days in the first quarter of 2008. Teekay Tangguh is a variable interest entity in which we are the primary beneficiary and therefore, the results of the Tannguh LNG Carriers are included in our results.
Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2009, from the same period last year, primarily as a result of:
•	an increase of $3.6 million for the three months ended March 31, 2009, due to the commencement of the time charter for the Tangguh Hiri in January 2009; and
•	an increase of $0.5 million for the three months ended March 31, 2009, due to the Catalunya Spirit being off-hire for 5.5 days during the first quarter of 2008 for repairs;
partially offset by
•
a decrease of $2.4 million for the three months ended March 31, 2009, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period last year; and

•	a decrease of $0.2 million for the three months ended March 31, 2009, due to the Dania Spirit being off-hire for 14.7 days during 2009 for repairs of its generator.
Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2009, from the same period last year, primarily as a result of:
•	an increase of $1.5 million for the three months ended March 31, 2009, from the delivery of the Tangguh Hiri in November 2008 and the Tangguh Sago in March 2009;
partially offset by
•
a decrease of $0.7 million for the three months ended March 31, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2009, from the same period last year, primarily as a result of an increase of $0.3 million for the three months ended March 31, 2009, from the delivery of the Tangguh Sago in March 2009.

Suezmax Tanker Segment
During 2009 and 2008, we operated eight Suezmax-class double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time charters.
The following table compares our Suezmax tanker segment’s operating results for the three months ended March 31, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended March 31,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	18,091	20,173	(10.3)
Voyage expenses	226	258	(12.4)

Net voyage revenues	17,865	19,915	(10.3)
Vessel operating expenses	6,152	6,638	(7.3)
Depreciation and amortization	4,848	4,594	5.5
General and administrative (1)	1,421	1,993	(28.7)
Restructuring charge	1,084	—	100.0

Income from vessel operations	4,360	6,690	(34.8)

Operating Data:
Revenue Days (A)	720	728	(1.1)
Calendar-Ship-Days (B)	720	728	(1.1)
Utilization (A)/(B)	100%	100%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues decreased during the three months ended March 31, 2009, from the same period last year. This is primarily a result of a decrease of $2.0 million for the three months ended March 31, 2009, due to interest-rate adjustments to the daily charter rates under the time charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income (loss)).
Vessel Operating Expenses. Vessel operating expenses decreased during the three months ended March 31, 2009, from the same period last year primarily as a result of:
•
a decrease of $0.9 million for the three months ended March 31, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

partially offset by
•	an increase of $0.3 million for the three months ended March 31, 2009, relating to higher crew manning, insurance, and repairs and maintenance costs.
Depreciation and Amortization. Depreciation and amortization increased during the three months ended March 31, 2009, from the same period last year, primarily as a result of an increase of $0.3 million due to the amortization of the costs associated with the scheduled drydockings during 2008 relating to the European Spirit, the Asian Spirit and the African Spirit.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased 20.2% to $3.6 million for three months ended March 31, 2009, from $4.5 million for the same period last year, primarily the result of:
•	a decrease of $0.7 million for the three months ended March 31, 2009, relating to lower long-term incentive plan accruals; and
•	a decrease of $0.3 million for the three months ended March 31, 2009, associated with a decrease in ship management fees relating to the Kenai LNG Carriers;
partially offset by
•	an increase of $0.3 million for the three months ended March 31, 2009, associated with corporate services provided to us by Teekay Corporation subsidiaries.

Restructuring Charge. During the three months ended March 31, 2009, we restructured certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation. The total estimated cost to be incurred in connection with this restructuring plan is approximately $3 million of which $2.0 million was incurred for the three months ended March 31, 2009. The restructuring plan is expected to be completed by the end of the year.
Interest Expense. Interest expense decreased 54.0% to $17.1 million for the three months ended March 31, 2009, from $37.2 million for the same period last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:
•
a decrease of $7.8 million for the three months ended March 31, 2009, as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008. The interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method;

•	a decrease of $5.0 million for the three months ended March 31, 2009, due to a decrease of LIBOR rates relating to the long-term debt in Teekay Nakilat;
•
a decrease of $2.9 million for the three months ended March 31, 2009, relating to the interest expense attributable to the operations of the Kenai LNG Carriers that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor;

•
a decrease of $2.6 million for the three months ended March 31, 2009, from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•
a decrease of $1.7 million for the three months ended March 31, 2009, from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding decreases in charter payments, which are reflected as a decrease to voyage revenues); and

•
a decrease of $1.0 million for the three months ended March 31, 2009, due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by
•	an increase of $0.6 million for the three months ended March 31, 2009, relating to debt to finance the purchase of the Tangguh LNG Carriers.
Interest Income. Interest income decreased 75.3% to $4.0 million for the three months ended March 31, 2009, from $16.1 million for the same period last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These changes were primarily the result of:
•
a decrease of $7.7 million relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments as the loan was repaid on December 31, 2008 when the external debt was novated to the RasGas 3 Joint Venture;

•	a decrease of $3.9 million relating to the restricted cash in Teekay Nakilat that is used to fund capital lease payments for the RasGas II LNG Carriers;
•	a decrease of $0.4 million due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year;
•	a decrease of $0.2 million, primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits; and
•	a decrease of $0.2 million relating to lower interest rates on our bank accounts compared to the same period last year.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized loss on derivative instruments decreased 63.3% to $16.2 million for the three months ended March 31, 2009, from $44.3 million for the same period last year as detailed in the table below.

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2009	2008

Realized (losses) relating to:
Interest rate swaps	(5,900)	(504)

Unrealized gains (losses) relating to:
Interest rate swaps	(15,414)	(41,101)
Toledo Spirit time-charter derivative contract	5,078	(2,691)

	(10,336)	(43,792)

Total realized and unrealized (losses) on derivative instruments	(16,236)	(44,296)

Foreign Currency Exchange Gain (Loss). Foreign currency exchange gains were $20.4 million for the three months ended March 31, 2009, compared to foreign currency exchange losses of $33.9 million for the three months ended March 31, 2008. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Equity Income (Loss). Equity income was $3.9 million for the three months ended March 31, 2009, compared to equity loss of $0.1 million for the three months ended March 31, 2008. This change primarily reflects the operation of the four RasGas 3 LNG Carriers in the period ended March 31, 2009, which were delivered between May and July 2008 and RasGas 3 Joint Venture’s realized and unrealized gain on its interest rate swaps.
Liquidity and Cash Needs
As at March 31, 2009, our cash and cash equivalents was $201.0 million (of which $44.7 million is only available to the Teekay Tangguh Joint Venture), compared to $117.6 million at December 31, 2008 (of which $22.9 million was only available to the Teekay Tangguh Joint Venture). Our total liquidity, including cash equivalents and undrawn long-term borrowings, was $567.2 million as at March 31, 2009, compared to $491.8 million as at December 31, 2008. The increase in liquidity was primarily the result of the equity offering in March 2009 which generated gross proceeds of approximately $71.8 million.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from late-2009 to 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, we are committed to acquiring the two remaining Skaugen LPG Carriers, the two Skaugen Multigas Carriers and Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture. These additional purchase commitments, which are scheduled to occur in 2009 and 2010 total approximately $230 million. We intend to finance these purchases with one of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 — Financial Statements: Note 12 - Commitments and Contingencies.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2009	2008

Net cash flow from operating activities	51,929	35,528
Net cash flow from financing activities	90,161	48,344
Net cash flow from investing activities	(58,771)	(81,170)
Operating Cash Flows. Net cash flow from operating activities increased to $51.9 million for three months ended March 31, 2009, from $35.5 million for the same period in 2008, primarily reflecting the increase in operating cash flows from the two Kenai LNG Carriers delivered in April 2008 and one Tangguh LNG Carrier having commenced its charter in January 2009 and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates and changes in interest rates. The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $85.7 million and $78.6 million, respectively, for the three months ended March 31, 2009 and 2008. From time to time we refinance our loans and revolving credit facilities. During the first quarter of 2009, we used these funds primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture.
During the three months ended March 31, 2009, the Teekay Tangguh Joint Venture received net proceeds of $57.7 million from long-term debt borrowings which were used to fund LNG newbuilding construction payments. Please read Item 1 — Financial Statements: Note 12(a) — Commitments and Contingencies.
On March 30, 2009, the Partnership completed a follow-on public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $71.8 million. Please read Item 1 — Financial Statements: Note 3 — Public Offering.
Cash distributions paid during the three months ended March 31, 2009 increased to $26.8 million from $20.6 million for the three months ended March 31, 2008. This increase was the result of:
•	a change in our quarterly distribution from $0.53 per unit in for the first quarter of 2008 compared to $0.57 per unit for the first quarter of 2009; and
•	an increase in the number of units eligible to receive the cash distribution as a result of the public offering and private placement of common units subsequent to March 31, 2008.
Subsequent to March 31, 2009, cash distributions totaling $29.2 million were declared with respect to the first quarter of 2009, which was paid in May 2009.
Investing Cash Flows. During the three months ended March 31, 2009, we incurred $58.9 million in expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas newbuildings and one of the Tangguh LNG Carriers. The second Tangguh LNG Carrier delivered in March 2009.
Credit Facilities
As at March 31, 2009, we had three long-term revolving credit facilities available which provided for borrowings of up to $584.3 million, of which $366.3 million was undrawn. The amount available under the credit facilities reduces by $26.1 million (remainder of 2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013) and $427.8 million (thereafter). Interest payments are based on LIBOR plus a margin. All revolving credit facilities may be used by us to fund general partnership purposes and to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of our vessels, together with other related security, and include a guarantee from us or our subsidiaries of all outstanding amounts.
We have a U.S. Dollar-denominated term loan outstanding which, as at March 31, 2009, totaled $415.3 million, of which $247.1 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels together with certain other related security and certain guarantees from us.
The Teekay Tangguh Joint Venture has a loan facility, which, as at March 31, 2009, totaled $349.3 million. The Tangguh LNG Carriers delivered in November 2008 and March 2009. Interest payments on the loan are based on LIBOR plus margins. At March 31, 2009, the margins ranged between 0.30% and 0.625%. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by Teekay Corporation. If we acquire Teekay Corporation’s ownership of interest in the Teekay Tangguh Joint Venture, the rights and obligations of Teekay Corporation under the guarantee may, upon the fulfillment of certain conditions, be transferred to us.
We have a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at March 31, 2009, totaled $16.4 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding which, as at March 31, 2009 totaled 294.4 million Euros ($390.0 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023 and monthly payments that reduce over time. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of our subsidiaries.
The weighted-average effective interest rates for our long-term debt outstanding at March 31, 2009 and December 31, 2008 were 2.4% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At March 31, 2009, the margins on our long-term debt ranged from 0.3% to 0.8%.

Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions if we are in default;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges and granting certain liens;
•	selling, transferring, assigning or conveying assets;
•	making certain loans and investments; and
•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained; provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at March 31, 2009, we were in compliance with all covenants in our credit facilities and capital leases.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2009:

		Balance	2010	2012
		of	and	and	Beyond
	Total	2009	2011	2013	2013
	(in millions of U.S. Dollars)

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,000.1	38.6	119.6	121.8	720.1
Commitments under capital leases (2)	220.7	128.3	92.4	—	—
Commitments under capital leases (3)	1,067.1	18.0	48.0	48.0	953.1
Commitments under operating leases (4)	499.5	16.7	50.1	50.2	382.5
Purchase obligations (5)	263.0	136.0	127.0	—	—

Total U.S. Dollar-denominated obligations	3,050.4	337.6	437.1	220.0	2,055.7

Euro-Denominated Obligations: (6)
Long-term debt (7)	390.0	8.5	222.4	13.9	145.2
Commitments under capital leases (2) (8)	155.6	34.0	121.6	—	—

Total Euro-denominated obligations	545.6	42.5	344.0	13.9	145.2

Totals	3,596.0	380.1	781.1	233.9	2,200.9

(1)
Excludes expected interest payments of $12.2 million (remainder of 2009), $44.9 million (2010 and 2011), $37.1 million (2012 and 2013) and $57.4 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2009, plus margins that ranged up to 0.8% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late-2009 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $35.6 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $482.7 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $466 million for these leases from the remainder of 2009 to 2029.

(5)
We expect to acquire Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture during the third quarter of 2009. The Tangguh LNG Carriers would provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30% interest in the joint venture. The estimated purchase price is approximately $70 million.

In December 2006, we entered into an agreement to acquire the three Skaugen LPG Carriers from Skaugen, for approximately $33 million per vessel upon their deliveries scheduled between late 2009 and mid-2010. The first vessel was delivered in April 2009 and the other two vessels are scheduled for delivery by late-2009 and mid-2010. In July 2008, Teekay Corporation signed contracts for the purchase of two newbuilding Multigas carriers from Skaugen and we have agreed to purchase these vessels from Teekay Corporation for a total cost of approximately $94 million upon their delivery. Both vessels are scheduled to be delivered in the second half of 2010. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2009.

(7)
Excludes expected interest payments of $3.4 million (balance of 2009), $11.3 million (2010 and 2011), $5.4 million (2012 and 2013) and $16.8 million (beyond 2013). Expected interest payments are based on EURIBOR at March 31, 2009, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2009. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $140.4 million, together with the interest earned on the deposits, will be expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2008.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2009 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;
•	results of operations and revenues and expenses, including performance of our liquefied gas segment;
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of vessels and associated contracts to us from Teekay Corporation;
•	delivery dates of newbuildings;
•	the commencement of service of newbuildings under long-term contracts;
•	our liquidity needs;
•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases; and
•	the timing of the acquisition of the Tangguh LNG project and the Skaugen projects.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2009
PART I — FINANCIAL INFORMATION
Item 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at March 31, 2009, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	Balance					There-		Asset/	Rate
	of 2009	2010	2011	2012	2013	after	Total	(Liability)	(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	17.9	33.9	35.9	36.0	36.0	575.8	735.5	(646.8)	1.7%
Variable Rate (Euro) (3) (4)	8.5	12.0	210.4	6.7	7.2	145.2	390.0	(338.8)	1.8%

Fixed-Rate Debt ($U.S.)	20.7	24.9	24.9	24.9	24.9	144.3	264.6	(257.8)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	118.1	3.9	80.1	—	—	—	202.1	(202.1)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.4%	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	10.0	17.9	18.4	18.9	19.4	490.3	574.9	(116.6)	5.6%
Average Fixed Pay Rate (2)	5.6%	5.5%	5.5%	5.5%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	8.5	12.0	210.4	6.7	7.2	145.2	390.0	(12.4)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of March 31, 2009 ranged from 0.3% to 0.8%. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2009.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 104.2 million Euros ($138.1 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at March 31, 2009, this amount was 106.0 million Euros ($140.4 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2009 totaled $482.7 million, and the lease obligations, which as at March 31, 2009 totaled $469.6 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2009, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $472.2 million and $476.2 million, ($90.3) million and $125.0 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 16 years, although the charterer has the right to terminate the time charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At March 31, 2009, the fair value of this derivative liability was $12.9 million and the change from reporting period to period has been reflected in realized and unrealized loss on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) FILED WITH THE SEC ON SEPTEMBER 29, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2009	TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)